Exhibit 3.7

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245
of the General Corporation Law of the State of Delaware)

Applied UV, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Applied UV, Inc. resolutions were duly adopted setting forth a proposed amendment of the certificate of incorporation of said corporation (the “Certificate of Incorporation”), declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by adding the following sentence to the end of Article 11 of the Certificate of Incorporation:

“This provision shall not apply to any actions arising under the Securities Act of 1933, as amended or Securities Exchange Act of 1934, as amended, or any other claim for which the federal courts have exclusive jurisdiction or for which the federal and state courts have concurrent jurisdiction in accordance with applicable law.”

SECOND: That thereafter, the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a stockholders meeting at which all shares entitled to vote thereon were present and voted, approved of the proposed amendment by written consent in lieu of a meeting pursuant to Section 228(a) of the General Corporation Law of the State of Delaware.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed on July 9, 2020.

By:	/s/ Max Munn
Name: Max Munn
Title: President